August 9, 2013

Mr. Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Giant Interactive Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 18, 2013
File No. 001-33759

Dear Mr. Krikorian:

We received your comment letter dated July 31, 2013, concerning the above-referenced filing.  The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response.

Per a telephone conversation yesterday with Amanda Kim, Staff Accountant – Securities and Exchange Commission, we are writing to confirm that we will respond to these comments by August 23, 2013. Due to the preparation of our earnings release for the second quarter of 2013 and our executives’ travel schedules, the Company respectfully requests that the you grant the Company’s request for a 10 calendar day extension of the period in which the Company may file its response to the Comment Letter.

If you have any questions regarding the foregoing request or otherwise, please do not hesitate to contact me at +86 (21) 3397 9999.

Sincerely,

/s/ Jazy Zhang
Jazy Zhang
Chief Financial Officer

cc:	Portia Ku, Esq.
O’Melveny & Myers LLP